Exhibit 99.1

PRESS RELEASE

 Advanced Accelerator Applications Announces Commencement of Novartis Tender Offer

December 7, 2017, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (AAA or the Company), a leader in nuclear medicine theragnostics, today announced that a direct and indirect subsidiary of Novartis AG (NYSE: NVS), Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”), has commenced a cash tender offer to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,” and, together with the Ordinary Shares, the “Company Shares”), of AAA, for a price of US $41.00 per Ordinary Share and US $82.00 per ADS, in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (the “Offer to Purchase”), the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal, and pursuant to the terms of the previously announced Memorandum of Understanding, dated as of October 28, 2017, by and between Novartis and AAA, as amended on December 5, 2017 (the “MoU”).

The Offer will expire at 12:00 midnight, New York City time, on January 19, 2018, unless extended (the latest time and date at which the Offer will expire, the “Expiration Date”). Any extension of the Offer will be followed by public announcement of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Novartis has filed a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). The Offer to Purchase contained within the Schedule TO sets out the terms and conditions of the Offer.

AAA has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC, which includes, among other things, the recommendation of the AAA board of directors that AAA’s shareholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

The Offer is subject to the satisfaction or waiver of certain conditions, including (i) immediately prior to the expiration of the Offer (as extended in accordance with the MoU), the number of Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), together with the Ordinary Shares then beneficially owned by Novartis or Purchaser (if any), represents at least 80% of (a) all of the Ordinary Shares (including Ordinary Shares represented by ADSs) then outstanding (including any Ordinary Shares held in escrow), plus (b) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding, regardless of whether or not then vested, plus (c) any Ordinary Shares issuable pursuant to the existing arrangement with the former shareholders of BioSynthema Inc., (ii) the receipt of approvals from applicable regulatory authorities, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the non-existence of certain types of judgments, decisions, orders, or other authoritative measures that could impede the consummation of the Offer, and (iv) the absence of a Material Adverse Effect (as defined in the MoU) with respect to AAA and its subsidiaries. As more fully described in the Schedule TO, in determining whether the 80% condition has been met, the aggregate amount of shares underlying stock options and warrants that have been exercised pursuant to the cashless exercise facility established with Banque Transatlantique S.A., and for which instructions to tender such shares into the subsequent offer period have been received by Banque Transatlantique S.A. and have not been withdrawn prior to the Expiration Date, will be included in the calculation of the number of shares validly tendered pursuant to the Offer. The Offer is subject to other important conditions set forth in the Offer to Purchase. The Offer is not subject to a financing condition.

Innisfree M&A Incorporated is acting as information agent for Novartis in the Offer. The Bank of New York Mellon is acting as the depositary and tender agent for the ADSs in the Offer, and Banque Transatlantique S.A. is acting as the centralizing, paying and transfer agent for the Ordinary Shares in the Offer. Requests for documents and questions regarding the relating to the Offer may be directed to Innisfree M&A Incorporated by telephone at (888) 750-5834 (toll free). Holders outside the U.S. and Canada should call Lake Isle M&A Incorporated, a wholly-owned subsidiary of the Innisfree M&A Incorporated, at +44-20-7710-9960.

About Advanced Accelerator Applications S.A.

Advanced Accelerator Applications (NASDAQ:AAAP) is an innovative radiopharmaceutical company developing, producing and commercializing molecular nuclear medicine theragnostics. AAA’s theragnostic platform is based on radiolabeling a targeting molecule with either gallium Ga 68 for diagnostic use, or lutetium Lu 177 for therapy. AAA’s first theragnostic pairing for neuroendocrine tumors includes diagnostic drugs NETSPOT® in the US and SomaKit TOC™ in Europe; and therapeutic USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (LUTATHERA®), which is approved for use in Europe and currently under review with the FDA. Additional theragnostics in development target gastrointestinal stromal tumors (GIST), and prostate and breast cancer. AAA is also an established leader in molecular nuclear diagnostic radiopharmaceuticals for PET and SPECT, mainly used in clinical oncology, cardiology and neurology. Headquartered in Saint-Genis-Pouilly, France, AAA currently has 21 production and R&D facilities, and more than 600 employees in 13 countries (France, Italy, the UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the US and Canada). AAA reported sales of €109.3 million in 2016 (+23% vs. 2015) and €106.4 million for the first 9 months of 2017 (+31% vs. first 9 months of 2016). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Additional Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. On December 7, 2017, Purchaser and Novartis filed a Tender Offer Statement on Schedule TO with the SEC and AAA filed the Schedule 14D-9 with the SEC, in each case with respect to the Offer. The Tender Offer Statement (including the Offer to Purchase, accompanying Ordinary Share Acceptance Form and American Depositary Receipts letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser or AAA with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free under the “Investors—Financial Data” section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 and such other documents may be obtained for free from the Company under the “Investor Relations” section of the Company's website at http://investorrelations.adacap.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements that appear in a number of places in this press release include the Company's current expectation regarding future events and various matters, including the transaction, expected timing of filings with the FDA and EMA, and approval dates. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the parties to complete the transaction on a timely basis or at all, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (LUTATHERA®) and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (LUTATHERA®) and our other products or product candidates; our estimates regarding the market opportunity for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (LUTATHERA®), our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the US; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigation; and general economic, political, demographic and business conditions in Europe, the US and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Head of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

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